

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON RECEIVES SUPPORT REQUIRED FOR APPROVAL OF RECAPITALIZATION ARRANGEMENT RESOLUTION

*ISS Proxy Advisory Services Recommend Compton Shareholders
to Vote FOR the Recapitalization Resolutions*

CALGARY, July 14, 2011 – Compton Petroleum Corporation (TSX - CMT) is pleased to announce that it has gained additional support for the proposed recapitalization transaction (the "Recapitalization") announced on June 6, 2011.

Additional holders of Senior Notes due 2017 and Mandatory Convertible Notes due 2011 (collectively, the "Notes") have executed additional support agreements whereby they have agreed to vote in favour of and support the Recapitalization. Total committed support increased to an amount in excess of the 66 and 2/3% of the Principal Claim Amount of the Notes required for approval of the Arrangement Resolution.

ISS Recommendation to Shareholders

Compton also announces that ISS Proxy Advisory Services ("IIS"), a leading independent proxy research and advisory firm, has published reports recommending that Compton shareholders vote in favour of all resolutions as outlined in the Management Information Circular dated June 24, 2011. The resolutions are as follows: a Consolidation Resolution, Shareholders' Recapitalization Resolution and a Stated Capital Reduction Resolution.

Shareholders are encouraged to review the Management Information Circular, which provides a detailed discussion of the Arrangement and reasons behind the Board of Directors' unanimous recommendation that shareholders vote in favour of the Recapitalization. The proposed transaction is expected to become effective on or about August 17, 2011.

"ISS's recommendation reaffirms our view that the Recapitalization is in the best interests of stakeholders and the future of the Corporation," said Tim Granger, President and CEO. "Their recommendation represents a powerful third party endorsement to vote for the Recapitalization. We encourage shareholders to vote in favour of the resolutions, and to contact either Compton or Mackenzie Partners should they have any questions regarding the Recapitalization."

Specific to each resolution, ISS stated the following:

- Stock Consolidation: "A vote FOR this stock consolidation is warranted as it should have no direct impact on shareholder value and could enhance the long-term growth prospects of the company by broadening its financing alternatives."

- Recapitalization Plan: "The Recapitalization will enable the company to reduce its overall leverage and settle its commitments to the Note holders. 58% of the Note holders have agreed to support the debt settlement by way of conversion of the Notes. The board believes the current levered capital structure and associated debt servicing costs presents significant risk to the company. After considering its options the board believes the recapitalization is the best alternative. As the business consideration is valid and there are no significant governance concerns, other than the high level of dilution, shareholder support is warranted."

- Reduction in Stated Capital: "A vote FOR this reduction in stated capital is warranted as this accounting request will not affect the value of the company or the shares, and will better reflect the company's actual capitalization and shareholder's equity."

ISS is a leading independent international corporate governance analysis and proxy voting firm. ISS makes its recommendation after hearing from both sides and carefully considering what's in the best interests of shareholders. Its recommendations assist shareholders in making voting choices regarding proxy voting decisions. Permission to disclose the ISS recommendation was neither sought nor obtained.

Compton's Management and Board of Directors continue to believe that the Recapitalization is in the best interests of the Corporation and its stakeholders given, among other considerations, that it will significantly improve Compton's capital structure and provide considerable improvement in Compton's financial liquidity, normalizing the Corporation's capital structure to be competitive with other natural gas producers. The successful implementation of the Recapitalization is expected to be a significant positive step for Compton, enabling Management to truly focus on the development of the asset base for production and cash flow growth.

Shareholder Voting Information

A meeting of Compton shareholders (the "Shareholder Meeting") has been set for July 25, 2011 at 10:00 am (Calgary time) in the ENMAX Ballroom, Calgary Chamber of Commerce, 4th Floor, 517 Centre Street South, Calgary, Alberta. At the Shareholder Meeting, shareholders will be asked to approve three resolutions: a Consolidation Resolution, Shareholders' Recapitalization Resolution and a Stated Capital Reduction Resolution. The Shareholders' Recapitalization Resolution will require the approval of a simple majority of the votes cast by shareholders present in person or by proxy at the Shareholder Meeting, excluding the votes cast by shareholders who have agreed to backstop the Rights Offering that is to follow the Recapitalization. The vote required to pass the Consolidation Resolution and the Stated Capital Reduction Resolution is the affirmative vote of at least two-thirds of the votes cast by shareholders present in person or by proxy at the Shareholders' Meeting. If either or both of the Consolidation resolution and the Stated Capital Reduction Resolution are not approved, the Recapitalization will proceed with the share counts and share subscription/exercise prices adjusted accordingly and/or with no reduction in stated capital.

Voting information packages were mailed out to stakeholders by July 4, 2011. Should a Shareholder not receive their voting package, the Information Circular is posted on the website and your proxy or control number for internet voting can be obtained as follows:

- If you are a Registered Shareholder (i.e. hold a stock certificate), please contact the transfer agent:

    Computershare Investor Services Inc.
    1-800-564-6253
    www.computershare.com

- If you are a Beneficial Shareholder (i.e. trade through a broker), please contact your broker who will provide you with a 12-digit control number that allows you to go onto voting website (www.proxyvote.com) or Computershare's voting website (www.investorvote.com) and vote immediately. Which website will depend on what kind of Beneficial Shareholder you are, but your broker will be able to direct you to the appropriate website.

In order to be counted at the Special Meeting of Shareholders, proxies should be voted well in advance of the proxy voting deadline of July 21, 2011 at 5:00 p.m. (Calgary time). Please do not attempt to mail your proxy unless you have no other alternative. Shareholders who require assistance in voting should please contact Compton or Mackenzie Partners as outlined at the end of this release.

Further information about the Recapitalization is available on SEDAR (www.sedar.com) and the Corporation's web site (www.comptonpetroleum.com).

_____

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, cash flow per share, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of

applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's Recapitalization transactions, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

- 30 -

For further information, contact:

Susan J. Soprovich   Tim Granger
Director, Investor Relations   President & CEO
Ph: (403) 668-6732   Ph: (403) 205-7480

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com

Noteholders:

BMO Capital Markets
Financial Advisor
Ph: (416) 359-8100
Toll-free: (855) 446-1233

Shareholders:

Mackenzie Partners
Information Agent
Ph: (212) 929-5500
Toll-free: (800) 322-2885
Email: proxy@mackenziepartners.com